Exhibit 23.3

Consent of Independent Auditor

We consent to the incorporation by reference in this Registration Statement (No. 333-XXXXX) related to $500,000,000 of 5.625% Senior Notes due 2019 on Form S-4 of SBA Communications Corporation of our report dated February 15, 2012, except for Note 9, as to which the date is December 14, 2012, relating to our audit of the consolidated financial statements of TowerCo II Holdings LLC and subsidiaries as of and for the year ended December 31, 2011, which is included in the Amended Current Report on Form 8-K/A filed by SBA Communications Corporation on December 14, 2012. We also consent to the reference of our firm under the caption “Experts” in such registration statement.

/s/ McGladrey LLP

Raleigh, North Carolina
May 31, 2013